

Mail Stop 4628

September 16, 2016

Mark R. Stone
Chief Executive Officer
Gores Holdings, Inc.
9800 Wilshire Blvd.
Beverly Hills, California 90212

> **Re:** **Gores Holdings, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 6, 2016**
> **File No. 001-37540**

Dear Mr. Stone:

We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2016 letter.

Organizational Structure, page 38

1. We have read your response to prior comment 6 and the organizational chart depicting the current ownership structure of Hostess Holdings on page 38 of the Amendment No. 1 of Preliminary Proxy Statement on Schedule 14A. Footnote notation (3) of the organizational chart indicated that Hostess Holdings LP owned the Class A Units, the Class A-1 Units and the Class A-2 Units, which collectively have an economic value of 44.57172% ownership of Hostess Management, LLC, minus, $3,669,322.40. Please expand your disclosure to explain why Hostess Management, LLC is considered a majority-owned subsidiary of Hostess Holdings LP as disclosed on page F-54.

Selected Consolidated Historical Financial and Other Information of Hostess Holdings, page 54

Other Financial Data, page 56

2.   We have read your response to prior comment 10 and note that (i) the related party expense adjustment included in calculating Adjusted EBITDA is consistent with the presentation required under Hostess Holdings' credit agreements, (ii) you will not be adding back the similar adjustment to Adjusted EBITDA upon completion of the Business Combination, and (iii) there will be no modifications to the terms of Hostess' remaining long term debt as part of the Business Combination.

        We re-issue the comment as we believe excluding cash compensation for Mr. Metropoulos as the Chief Executive Officer is not consistent with the guidance set forth in Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Also, please tell us what consideration you gave to disclosing the amount or limit of EBITDA required for compliance with the covenants and the effects of non-compliance with the covenant on your financial condition or liquidity.

Unaudited Pro Forma Condensed Combined Financial Information (No Redemption Scenario), page 94

Note 1 – Description of the Business Combination, page 100

3.   We note that you have utilized $9.80 price per share for purposes of calculating the fair value of equity to be issued in consideration for the business combination. Please clarify your intentions with regard to updating the purchase price computation and fair value of non-controlling interest based on a more current market price of your public units prior to effectiveness. Also, include a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in your public units' price.

Note 3 – Preliminary Allocation of Purchase Price, page 102

4.   Please tell us how you determined the adjustment of $165.2 million related to the amount of expected future payments under the Tax Receivable Agreement are factually supportable. Please address the following:

        (a) Provide us the calculations of the increases in tax basis resulting from i) the Business Combination and ii) exchanges of Class B Units.
        (b) The assumptions you use to determine the Class A Stock price and the timing of the exchange of Class B Units into Class A Stock being effectuated.
        (c) The reasonably possible impacts of changes in your Class A Stock price would have on the exchange of Class B Units and the tax receivable arrangement payable calculation.

(d) Tell us how you considered the uncertainty pertaining to Selling Equityholders and Mr. Metropoulos' future abilities to realize such tax benefits, and potential changes to tax law, in arriving at your conclusions.

(e) Tell us how you considered disclosure of the potential impact on future earnings associated with this contingent consideration.

Also, please provide similar discussion to explain how you determined the tax receivable arrangement payable of $118.7 million under the Maximum Redemption Scenario on page 120 to be factually supportable.

Note 4 – Pro Forma Adjustments, page 104

Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 104

5.   We have read your response to prior comment 18 and noted that there will be no modifications to the terms of Hostess' remaining long term debt as part of the Business Combination. Please expand your disclosures to state whether you will terminate or assume Hostess' revolving credit facility of $100 million which has a maturity date of August 3, 2020 and that there were no borrowings outstanding as of June 30, 2016.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 108

6.   We have read your response to prior comment 26 and noted revised disclosure in your pro forma adjustment (e) to show the composition of total Hostess Holdings units and the portion of non-controlling interest issued to Selling Equityholders in consideration of the Business Combination. Please reconcile the 32,408,742 Class B Units included in the line item "Conversion of C units held by Selling Equityholders into B units" to the units prescribed in the Contribution Agreement as disclosed within the Summary of the Proxy Statement section on page 34.

Please make corresponding revisions to the Notes to the Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario), on page 123.

Pro Forma Adjustment (f), page 110

7.   Please tell us why you have not quantified potential common shares associated with your outstanding warrants for purposes of computing diluted earnings per share. In addition, refer to ASC 260-10-55-20 and tell us how you considered the Class B Units that may be exchanged for Class A Stock in accordance with the exchange agreement as potential common shares for purposes of computing diluted earnings per share.

Also, please give similar consideration with respect to your presentation of pro forma diluted earnings per share presented under the Maximum Redemption Scenario on page 124.

Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario), page 111

Note 3 – Pro Forma Adjustments, page 119

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 122

8. We have read your response to prior comment 27 and noted the shares of Class A and Class B Stock consideration paid to Selling Equityholders as disclosed in pro forma adjustments (d) and (e) on pages 123 and 124 of the Amendment No. 1 of Preliminary Proxy Statement on Schedule 14A, respectively. Please expand your disclosure to explain why the maximum level of redemptions of 12.5 million shares by the Company's public stockholders would result in an increase in 5,937,500 shares of Class A Stock issued and 6,562,600 shares in Class B Units issued. Describe the underlying method and assumptions used for such allocation.

Proposal No. 1 – Approval of the Business Combination

The Master Transaction Agreement

Consideration to Selling Equityholders in the Business Combination, page 137

9. Please provide separate disclosure that explains the economic value assigned to the various Hostess Management, LLC units. In this regard, we note footnote 4 to the chart on page 38.

10. Please also update to explain the relationship (conversion), if any, between the 916,096 Class C Units held by CDM Hostess and the 2,330,125 shares of common stock to be received in connection with the closing.

Background of the Business Combination, page 153

11. We note your revised disclosure in response to prior comment 31. Please discuss in greater detail how the "Up-C" structure, including the company's obligation to pay tax savings generated by the tax basis step-up to the formation parties, factored into the decision to move forward with this transaction, if at all.

Opinion of the Company's Financial Advisor, page 160

12. We note your response to prior comment 33. However, please note that we have not yet received the materials. Once we receive and review the materials, we may have additional comments.

13.   The revised opinion included as Annex D retains the suggestion that the advisor must first provide its written consent before its opinion is "disclosed," but it is already included as part of the filing. This language remains inconsistent with the right of stockholders to have access to this opinion, as prior comment 34 suggested. Please obtain a revised opinion.

Management After the Business Combination, Management and Board of Directors, page 311

14.   Please revise the new sketches you provided to eliminate any gaps with regard to positions held or time served in the most recent five years. For example, we refer you to the sketches for Messrs. Bodner and Kaminski. See Item 401(e) of Regulation S-K.

Certain Anti-Takeover Provisions of Delaware Law, the Company's Certificate of Incorporation and Bylaws, page 327

15.   We note your response to prior comment 40, and we re-issue the comment. It appears that Section 203(b)(3) of the DGCL might dictate a different result than the result that you describe. Please advise or revise.

Consolidated Financial Information, page F-1

Hostess Holdings, L.P. Financial Information, page F-29

16.   We have read your response to prior comment 42 and we re-issue the comment. Hostess Holdings is considered your predecessor according to Regulation C – Rule 405, and therefore, audited financial statements of the predecessor are expected to be presented for periods required by Rule 3-01 and Rule 3-02 of Regulation S-X. As pursuant to FASB ASC 280-10-20, a business entity is considered a public entity when it is required to file financial statements with the Commission. Therefore, you are subject to the disclosure requirements as set forth in ASC 280-10-50.

Closing Comments

        You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall

Assistant Director
Office of Natural Resources